Filed by Cambridge Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Capital Acquisition Corporation

Commission File No.: 001-36229

CAMBRIDGE CAPITAL ACQUISITION CORPORATION TO MERGE
WITH ABILITY COMPUTERS & SOFTWARE INDUSTRIES LTD

●	Ability Computers & Software Industries Ltd (“Ability”) provides communications intelligence solutions used by government agencies, military forces and law enforcement agencies worldwide for the lawful interception, surveillance, and decryption of cellular and satellite communications, as well cybersecurity and geolocation solutions.

●	High margins: LTM June 2015 total revenue of $49 million and net income of $17 million, corresponding to a net margin of approximately 35%.

●	High growth: 1H 2015 revenue and net income growth of 162% and 394%, respectively, as compared to 1H 2014.

●	Compelling valuation: P/E (excluding net cash) of approximately 9.5x 2015 target net income of $27 million, representing a significant discount to publicly-traded peers.

●	Strong alignment: Up to 8.45 million additional shares reserved as contingent consideration based on achieving pre-determined net income targets in 2015, 2016, 2017, and 2018 of $27 million, $40 million, $60 million, and $80 million, respectively.

New York, NY and Tel Aviv, Israel– September 8, 2015 – Cambridge Capital Acquisition Corporation (NASDAQ: CAMB; CAMBW; CAMBU) (“Cambridge”) and privately-held Ability Computers & Software Industries Ltd. (“Ability”) today jointly announced the execution of a definitive agreement under which Ability will merge with Cambridge.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994 and is a provider of innovative communications intelligence solutions used by government agencies, military forces and law enforcement, with an installed base in more than 50 countries throughout the world. Ability offers a broad range of lawful interception, surveillance, decryption, cybersecurity and geolocation solutions, with a strong focus on active and passive (“undetectable”) off-air interception and decryption of communications on GSM, CDMA, UMTS and LTE cellular systems as well as Iridium, Thuraya, and other satellite networks. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs.

Ability’s revenues for the six months ended June 30, 2015 rose 162% to $43.0 million from $16.4 million for the comparable period in 2014. During this same period, net income rose at a faster rate, up 394% to $16.8 million from $3.4 million. Ability’s LTM June 30, 2015 revenue and net income were $48.7 million and $17.0 million, respectively.

Please see accompanying summary unaudited financial tables for additional information.

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Benjamin Gordon, Chief Executive Officer of Cambridge, commented, “We are excited to partner with Ability. We believe Ability stands out as a leader in providing differentiated solutions in lawful interception and decryption of cellular and satellite communications. The company is led by a talented team of professionals and employs an asset-light business model that supports strong free cash flow potential and high margins.”

Mr. Gordon continued, “Ability has established a reputation in the market, based on management’s in-depth understanding of its customers’ intelligence needs and a dedication to the quality, reliability, and ease-of-use of its solutions. We look forward to contributing our business and financial expertise to assist Ability in reaching its growth goals.”

Anatoly Hurgin, Chief Executive Officer of Ability, stated, “Our solutions have been deployed in over 50 countries throughout the world and used on countless complex intelligence missions by sophisticated government and security agencies. We believe that this transaction with Cambridge will further increase the market awareness and brand recognition of Ability and help fund our growth strategy. While our primary sales markets today include Latin America, Asia, Europe, and Africa, we see a significant opportunity to expand elsewhere and further develop existing markets. Among our near-term strategic priorities, we intend to establish a meaningful presence in the United States, the largest addressable country market for our solutions, while developing an Eastern European technology hub to lower costs, enhance technology sourcing and enable the distribution of our products into new regions. We also will selectively pursue the acquisition of technologies that can be transferred and applied successfully in our target markets, while continuing to invest in new products and technologies. This includes advancing development of an exciting crime prevention system for the civil market, a new LTE cellular interception solution, and more.”

The Transaction

Under the terms of the definitive agreement, the initial consideration to Ability will be approximately 17.173 million newly-issued ordinary shares of Cambridge valued at $10.10 per share, subject to adjustment as provided for in the definitive agreement, plus $18.15 million in cash, for aggregate consideration at closing of approximately $192 million. The stockholders of Ability will not sell any Cambridge shares that they received for 2 years after the closing, subject to certain exceptions. Following the closing of the transactions, the public company will be a Cayman Island company.  The outstanding securities of Cambridge will be exchanged for a like number of securities of the Cayman Island public company.

In addition, Ability shareholders will be entitled to receive up to an aggregate of 8.45 million earn-out shares which shall be held in escrow at closing and released based on meeting net income performance targets in 2015, 2016, 2017, and 2018 of $27 million, $40 million, $60 million, and $80 million, respectively.

The transaction is expected to close in December 2015 and is subject to the approval of Cambridge’s public shareholders and certain other closing conditions.

EarlyBirdCapital, Inc. (EBC) is acting as financial advisor to Cambridge, and Migdal Underwriting & Business Initiatives Ltd. is acting as financial advisor to Ability. Graubard Miller is acting as legal advisor to Cambridge, and Blank Rome LLP is acting as legal advisor to Ability.

For additional information on the acquisition, see the Current Report on Form 8-K to be filed by Cambridge with the Securities and Exchange Commission on or before September 11 , 2015. This filing can be obtained, without charge, at the Securities and Exchange Commission's website (http://www.sec.gov).

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About Ability and Its Markets

Ability’s installed customer base spans five continents and over 50 countries, and its broad range of solutions are utilized by governments, security agencies and law enforcement worldwide.

Ability’s primary areas of activity include:

●	Cellular interception, including passive and active solutions for GSM, CDMA, UMTS and LTE networks
●	Satellite communication interception, including Thuraya, Iridium and VSAT
●	Cyber solutions for smartphones and computers
●	Customized solutions for specific customer needs
●	Geographic-based solutions for cellular location

Key products currently under development or recently launched include:

●	LTE cellular interception solution
●	Crime prevention system
●	Detector of interception systems

Ability operates in large, growing markets for global homeland security and cyber security markets. According to Renaissance Strategic Advisors, the global homeland security market is estimated to be $148 billion in 2015, and projected to grow at a 6% CAGR from 2015 to 2020. Homeland security spending includes intelligence community spending, federal and local law enforcement spending, and government investment into cyber technologies. Ability also participates in the global commercial cybersecurity market, which is estimated to be $93 billion in 2015 and projected to grow at a 17% CAGR from 2015 to 2020. Finally, Ability’s primary lawful interception global target market is estimated to be $6 billion and is projected to grow at an 11% CAGR from 2015 to 2020. Key factors driving this growth include a rise in terrorism, illegal immigration, and smuggling of drugs, firearms and goods, among other security threats.

As illustrated in the table below, Ability’s strategy has delivered consistent growth:

USD, in mms; FY 2013-2014 audited; LTM 6/30/15 unaudited

			LTM	Earn out Target	Earn out Target	Earn out Target	Earn out Target
	2013	2014	6/30/15	2015(1)	2016(1)	2017 (1)	2018 (1)
Revenue	$5.6	$22.1	$48.7
Net Income	$-0.3	$3.6	$17.0	$27.0	$40.0	$60.0	$80.0
Earnout Shares Issuable				3.6 mm	1.85 mm	2.0 mm	1.0 mm

(1) 2015 - 2018 net income based on management earnout

Additional information regarding Ability may be found at http://www.interceptors.com

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About Cambridge Capital Acquisition Corporation

Cambridge Capital Acquisition Corporation is a Delaware blank check company incorporated on October 1, 2013 and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses.

Cambridge’s initial public offering was declared effective on December 17, 2013 and was consummated on December 23, 2013. Cambridge received net proceeds of $82.1 million through the sale of 7.0 million units, each consisting of one ordinary share and one warrant and certain private placements that were consummated simultaneously with the initial public offering. As of June 30, 2015, Cambridge held $81.3 million in a trust account maintained by an independent trustee, which will be released upon the consummation of the business combination.

Cambridge and its directors and executive officers, as well as EarlyBirdCapital, Inc., who is acting as investment banker for Cambridge, may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of Cambridge shareholders to be held to approve the business combination. Shareholders are advised to read, when available, Cambridge’s preliminary proxy statement and definitive proxy statement in connection with the solicitation of proxies for the extraordinary general meeting because these statements will contain important information. Such persons can also read Cambridge’s final prospectus, dated December 17, 2013, and Cambridge’s annual report on Form 10-K for the fiscal year ended December 31, 2014 for a description of the security holdings of the Cambridge officers and directors and their respective interests in the successful consummation of the business combination. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the business combination. Shareholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to The Equity Group Inc., 800 Third Avenue, 36th Floor, New York, NY 10022. The preliminary proxy statement and definitive proxy statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Additional information regarding Cambridge Capital Acquisition Corporation may be found at www.cambridgecapital.com.

The information in Cambridge’s website and Ability’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings Cambridge makes with the Securities and Exchange Commission.

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This press release includes certain forward-looking statements, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Ability’s and Cambridge’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Ability’s business. These risks, uncertainties and contingencies include: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the business combination (the “Merger Agreement”), (2) the outcome of any legal proceedings against Ability or Cambridge; (3) the inability to complete the transaction contemplated by the Merger Agreement, including due to failure to obtain approval of the shareholders of Cambridge or other conditions to closing in the Merger Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulator reviews required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction described therein and herein; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in Cambridge’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that certain of Ability’s financial results are unaudited, may contain non-GAAP financial measures and do not conform to SEC Regulation S-X and as a result such information may be materially different when presented in Cambridge’s filings with the Securities and Exchange Commission and may fluctuate materially depending on many factors. Accordingly, Ability’s financial results in any particular period may not be indicative of future results. Neither Cambridge nor Ability is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

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Contacts:

Cambridge Capital Acquisition Corporation

Benjamin Gordon

Chief Executive Officer

561-932-1601

Mitchell Gordon

President and Chief Financial Officer

212-557-9300

The Equity Group Inc.

Kalle Ahl, CFA

212-836-9614

kahl@equityny.com

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